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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         ---------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
              (PURSUANT TO SECTION 14(d)(1) OF THE
                SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 3)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 3)

                         DEP Corporation
                    (Name Of Subject Company)

                   Henkel Acquisition Corp. II
                           Henkel KGaA
                            (Bidders)

                         ---------------

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                           233202-40-7
              (CUSIP Number of Class of Securities)

                         ---------------

                     Ms. Petra U. Hammerlein
                           Henkel KGaA
                         Henkelstrasse 67
                        D-40191 Dusseldorf
                             Germany
                         49-211-797-3362
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications
                       on Behalf of Bidder)

                         ---------------

                             COPY TO:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000


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


      Henkel Acquisition Corp. II ("Purchaser") and Henkel KGaA ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on July 20, 1998, as previously amended (the "Statement"), with respect to the offer by Henkel Acquisition Corp. II to purchase all outstanding shares of Common Stock, par value $0.01 per share, of DEP Corporation, a Delaware corporation, for a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 3. This amendment also amends and supplements the Schedule 13D of Parent and Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.   ADDITIONAL INFORMATION.

      Item 10(f) of the Statement is hereby amended and supplemented by the following:

      The last paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning the Company" is hereby amended to read in its entirety as follows:

      "The Company has advised Purchaser that it does not as a matter of course disclose estimates or projections as to future revenues or earnings, and the Estimates were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants for projections. The Estimates have not been examined, reviewed or compiled by the Company's independent auditors, and accordingly they have not expressed an opinion or any other assurance on them. The forecasted information is included herein solely because such information was furnished to Parent and Purchaser or its financial advisors. Accordingly, the inclusion of the Estimates in this Offer should not be regarded as an indication that Parent or Purchaser or their respective financial advisors or their respective officers and directors consider such information to be accurate or reliable, and none of Parent or Purchaser or their respective financial advisors or their respective officers and directors assumes any responsibility for the accuracy or reliability thereof. The Estimates were prepared for internal use and are subjective in many respects and thus susceptible to various interpretations and periodic revision based upon actual experience and business development. In addition, because the estimates and assumptions underlying the Estimates are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and are beyond the control of the Company, Parent and Purchaser, there can be no assurance that the Estimates will be realized or that the Company's future results will not vary materially from the Estimates."


                        Page 2 of 3 Pages

                             SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  August 10, 1998

                             HENKEL ACQUISITION CORP. II


                             by   /s/ Ernest G. Szoke
                               ----------------------------
                               Name: Ernest G. Szoke
                               Title: President and Secretary



                             HENKEL KGaA


                             by   /s/ Christoph Kirchner
                               ----------------------------
                               Name: Christoph Kirchner
                               Title: VP Affiliated Companies
                                      Cosmetics



                             by   /s/ Petra U. Hammerlein
                               ----------------------------
                               Name: Petra U. Hammerlein
                               Title: Senior Counsel


                       Page 3 of 3 Pages